ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 24, 2021	Ali R. Olia
T +1 617 951 7204
Ali.Olia@ropesgray.com

via edgar

Mr. John M. Ganley, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Access℠ Pine Point Fund (the “Fund”)

(File Nos. 333-256560 and 811-23700)

Dear Mr. Ganley:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by email and telephone on November 5, 2021 relating to Pre-Effective Amendment No. 1 to the above-referenced registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on October 20, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus

Cover Page

1.	Comment: Please supplementally discuss the basis on which the Predecessor Fund will reorganize into the Fund in compliance with Section 17 of the 1940 Act.

Response: In compliance with Section 17 of the 1940 Act, the Predecessor Fund intends to reorganize into the Fund in reliance on Guidestone Financial, et al., SEC Staff No-Action Letter (Dec. 27, 2006). Accordingly, (i) the reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 and the provisions of Rule 17a-8 under the Investment Company Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company). Accordingly:

i.	the Fund will be a shell portfolio as of the time of the reorganization;

ii.	the assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

iii.	the sole shareholder of the Predecessor Fund will transfer its interest in the Predecessor Fund to the Fund in exchange for shares of the Fund;

iv.	the Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;

v.	the transfer of the sole shareholder’s interest in the Predecessor Fund will be effected simultaneously with the issuance of shares of the Fund to the sole shareholder;

vi.	the Fund will comply with the recordkeeping requirements described in the GuideStone Financial no-action letter;

vii.	MML Advisers, consistent with its fiduciary duties, has disclosed to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between MML Advisers and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

viii.	MML Advisers, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

2.	Comment: In the bullet point list of risks to which an investment in the Fund is subject, please disclose that the Fund expects any quarterly repurchase offer to apply to no more than 5% of the net assets of the Fund.

Response: The Fund has revised the disclosure as follows:

Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is subject to, among others, the following risks:

•	Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Shares will develop.
•	You should generally not expect to be able to sell your Shares (other than through the repurchase process), regardless of how the Fund performs.
•	Although the Fund may offer to repurchase Shares from time to time, the Fund expects any such quarterly repurchase offer to apply to no more than 5% of the net assets of the Fund. Shares are not redeemable at a Shareholder’s sole option nor are they exchangeable for shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares.

•	Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.
•	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.
•	Shares are speculative and involve a high degree of risk. See “General Risks.”

Summary – Investment Objective and Strategies – Liquidity (Page 5)

3.	Comment: The third paragraph provides that “[t]he Fund may invest a portion of its assets in investments intended to provide an investment return while offering better liquidity than private equity investments, including publicly listed companies that pursue the business of private equity investing, including listed private equity companies, alternative asset managers, holding companies, investment trusts, exchange-traded funds, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies, and certain derivatives, such as options and futures.”

a.	Please disclose the percentage of portfolio assets that will typically be invested in liquid securities.

Response: The requested change has been made.

b.	Please clarify what “listed private equity companies” are.

Response: The Fund has revised the disclosure as follows:

The Fund may invest ~~a portion~~ up to 20% of its assets in investments intended to provide an investment return while offering better liquidity than private equity investments~~, including~~. These investments include publicly listed companies that pursue the business of private equity investing~~, including~~ publicly listed companies that invest in private ~~equity companies,~~ transactions or funds; alternative asset managers, holding companies, investment trusts, exchange-traded funds, closed-end funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies~~,~~ and certain derivatives, such as options and futures.

Summary – Risk Factors – Unlisted Closed-End Structure; Liquidity Limited to Repurchases of Shares. (Page 6)

4.	Comment: The second paragraph provides that “[t]here will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund.” Please revise to state that the Fund shall provide payment with respect to 95 percent of the tender offer proceeds within 65 days of the closing of the tender offer, and may hold back 5 percent of the tender offer proceeds until after the Fund’s year-end audit.

Response: The Fund has revised the disclosure as follows and has made corresponding changes elsewhere in the prospectus:

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. The Fund currently intends, under normal market conditions, to provide payment with respect to 95% of the tender offer proceeds within 65 days of the expiration of the tender offer, and may hold back 5% of the tender offer proceeds until after the Fund’s year-end audit. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase.

Investment Process Overview – Borrowing by the Fund (Page 37)

5.	Comment: This section provides that “at the time [a] borrowing is made, the value of the Fund’s borrowings may not exceed one-third the value of the Fund’s total assets (including such borrowings).” Please provide the amount of borrowing as a percentage of net assets.

Response: The Fund has revised the disclosure as follows:

This means that at the time the borrowing is made, the value of the Fund’s borrowings may not exceed one-third the value of the Fund’s total assets (including such borrowings), or 50% of the Fund’s net assets.

General Risks – Valuations of Private Equity Investments; Valuations Subject to Adjustment (Page 42)

6.	Comment: In various places in the prospectus, there is disclosure about the ability of the Fund to adjust or recoup the repurchase proceeds received by Shareholders under certain circumstances (e.g., second full paragraph on page 43, “Repurchases of Shares and Transfers” section). Please confirm that references to adjusting, recouping or holding back proceeds are consistent throughout prospectus and that the cross references are correct.

Response: The Fund confirms that references are consistent throughout the prospectus, and Fund has updated cross references as applicable.

Repurchases of Shares and Transfers – Mandatory Redemption by the Fund (Page 65)

7.	Comment: In the section that provides a list of situations in which the Fund may repurchase all or any portion of the Shares of a Shareholder without consent or other action by the Shareholder or other person, please consider the following changes:

a.	In the bullet point regarding a transferee meeting investor eligibility requirements, please incorporate that eligibility requirements include maintenance of a minimum account balance.

Response: The requested change has been made.

b.	Please revise the last bullet in the list to include the following underlined and italicized text: “it would be in the best interest of the Fund, as determined by the Board, for the Fund to repurchase the Shares.”

Response: The requested change has been made. The Fund has revised the disclosure as follows:

The Fund may repurchase all or any portion of the Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

•	the Shares have been transferred or have vested in any person by operation of law (i.e., the result of the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Shareholder);
•	any transferee does not meet any investor eligibility requirements established by the Fund from time to time, including the Fund’s minimum account balance requirement;
•	ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the United States or any other relevant jurisdiction;
•	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund or the Advisers, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;
•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;
•	with respect to a Shareholder subject to special laws or regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these special laws or regulations by virtue of continuing to hold any Shares;
•	the investment balance of the Shareholder falls below $[ ]; or
•	it would be in the best interest of the Fund, as determined by the Board, for the Fund to repurchase the Shares.

Wholly-Owned Subsidiaries of the Fund

8.	Comment: With respect to any wholly-owned subsidiary of the Fund (including the Predecessor Fund), please respond to the following:

a.	Disclose that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with any controlled subsidiary.

Response: The Fund confirms that it will comply with the provisions of Section 8 of the Investment Company Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the Investment Company Act, in each case on an aggregate basis with any wholly-owned subsidiary of the Fund. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

b.	Disclose that the investment adviser to the controlled subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the management agreement between the controlled subsidiary and its investment adviser will be filed as an exhibit to the registration statement.

Response: The Fund confirms that MML Advisers, as investment adviser to any wholly-owned subsidiary, complies with the provisions of Section 15 of the Investment Company Act relating to investment advisory contracts as an investment adviser to the Fund within the meaning of Section 2(a)(20) of the Investment Company Act. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment. The Fund confirms that it will file any investment advisory agreement between a wholly-owned subsidiary and the Adviser as an exhibit to the Fund’s registration statement.

c.	Disclose that each controlled subsidiary will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Please identify the custodian for the controlled subsidiary.

Response: The Fund confirms that each subsidiary will comply with the provisions relating to affiliated transactions and custody set forth in Section 17 of the Investment Company Act and/or the rules thereunder. Each subsidiary has the same custodian as the Fund, State Street Bank and Trust Company. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

d.	Disclose any of the controlled subsidiary’s principal strategies or risks that constitute principal strategies or risks of the Fund. The principal strategies and risks of the Fund should reflect aggregate operations of the Fund and any the controlled subsidiaries.

Response: The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and its subsidiaries. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

e.	Inform us whether management fees will be paid by controlled subsidiaries. If so, confirm to us that any management fee (including any performance fees) paid by a controlled subsidiary will be included in the Management Fee line item of the fee table and that the other expenses of the controlled subsidiary will be included in the Other Expenses line item of the fee table. In addition, please inform us how tax expenses of any taxable subsidiary will be presented in the fee table.

Response: Management fees will be paid by the Fund, in respect of assets in a controlled subsidiary, or by the controlled subsidiary itself if the subsidiary has a separate advisory agreement with MML Advisers. In the latter case, the subsidiary’s assets would not be included when calculating the management fee paid by the Fund. Any such management fee paid directly by a subsidiary will be included in the Management Fee line item of the Fee table, and other expenses of the wholly-owned subsidiaries will be included in the Other Expenses line item of the fee table. The Fund respectfully submits that reflecting the tax expenses of a taxable subsidiary in the Fund’s fee table is not appropriate because (i) this line item is not required by Form N-2, (ii) tax expenses of a taxable subsidiary will be disclosed in the Fund’s shareholder reports filed on Form N-CSR and (iii) disclosing such expenses in the fee table will not assist potential shareholders in comparing fees and expenses of the Fund against other funds pursuing substantially similar investment strategies because such other funds do not disclose taxable subsidiary tax expenses in a line item to the fee table.

f.	Confirm that the financial statements of any controlled subsidiary will be consolidated with those of the Fund.

Response: The Fund so confirms.

g.	Confirm to us that any controlled subsidiary will be organized in the United States. Alternatively, confirm to us that the controlled subsidiary, and any board of directors it has, will agree to designate an agent for service of process in the United States. Also, confirm to us that the controlled subsidiary and any board of directors will agree to inspection by the Staff of the controlled subsidiary’s books and records and that these books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund currently anticipates that each subsidiary will be organized under the laws of the State of Delaware. If the Fund forms a wholly-owned subsidiary organized under the laws of a non-U.S. jurisdiction, the Fund confirms that it will designate an agent for service of process in the United States. The Fund confirms that any wholly-owned subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records and that books and records will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Statement of Additional Information

Fundamental Policies (Page 2)

9.	Comment: Please disclose that the Fund will consider the investments held by Portfolio Funds, to the extent known, in assessing the Fund’s exposure to any particular industry or groups of industries.

Response: In the prospectus under “Fund Summary—Risk Factors—Concentration of Investments,” the Fund has added a sentence stating that “[t]he Fund will consider the then-existing concentration of Portfolio Funds, to the extent they are known to the Fund, when making additional investments.”

Declaration of Trust

10.	Comment: The Declaration of Trust provides that suits may be brought exclusively in Delaware. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The requested changes have been made.

11.	Comment: Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial, as stated in the Declaration of Trust.

Response: The requested change has been made.

*      *      *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact Matthew C. Micklavzina at (202) 508-4636 or me at (617) 951-7204.

Very truly yours,

/s/ Ali R. Olia

Ali R. Olia

cc:         John Deitelbaum, MML Investment Advisers, LLC

Jill Nareau Robert, MML Investment Advisers, LLC

Andrew M. Goldberg, MML Investment Advisers, LLC

Gregory C. Davis, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP

Matthew C. Micklavzina, Ropes & Gray LLP